May 29, 2009

Ms. Cicely LaMothe
Branch Chief
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                      Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2008
File No. 001-09109
.
Dear Ms. LaMothe:

This letter is in response to your comment letter dated May 15, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Regulation, page 11

1.
Refer to the sixth paragraph on page 12.  We note that as of September 30, 2008, RJBank was in compliance with qualified thrift lender standards.  To enhance the transparency of your disclosures tell us and include in future filings, quantification of your results from the qualified thrift lender test.  Also tell us what consideration was given to discussing the consequences to the company if it failed to meet the requirements of the qualified thrift lender test.

As of September 30, 2008, RJBank was a Qualified Thrift Lender (“QTL”) by meeting the requirements of the Domestic Building and Loan Association (“DBLA”) test. This standard requires RJBank to meet a “business operations test” and a point in time “60 percent of assets test” on the last day of each fiscal year. The business operations test requires the business to consist primarily of acquiring the savings of the public and investing in loans. The 60 percent of assets test requires that at least 60 percent of the assets consist of qualifying assets that thrifts normally hold pursuant to regulations. As of September 30, 2008 RJBank met the business operations test and had approximately 61 percent qualifying thrift assets.

RJBank actively managed its compliance with the QTL standards as of September 30, 2008 and therefore there was only a remote possibility that RJBank would fail to meet the requirements.  Therefore no consideration was given to the disclosure of the consequences of failing to meet the requirements other than the disclosure made of the Company’s intent to seek financial holding company status and for RJBank to convert from a thrift to a nationally-chartered commercial bank.  Once RJBank is a commercial bank it will no longer need to comply as a qualified thrift lender.

Item 3 – Legal Proceedings, page 21

2.
As you indicated in your response letter dated February 17, 2009, we note neither the company nor any of its affiliates have entered into any form of settlement to repurchase auction rate securities (ARS).  We also note from your Form 10-K on page 22 that the company does not have sufficient regulatory capital and cash or borrowing power to repurchase all or some portion on these ARS.  Tell us what consideration was given to discussing the implications of not reaching a settlement arrangement for the ARS.

The Company did not consider the need to discuss the implications of not reaching a settlement with the SEC or state authorities since, to date, there have been no allegations of wrongdoing on the part of the Company by those authorities and as such there is nothing to settle at this time.  Further, these authorities have not demanded or even intimated that the Company offer to repurchase ARS from its clients. As to the class action, it is a complaint similar to those filed against eighteen other securities firms; it contains no specifics attributable to the Company.

Raymond James, unlike many of the settling firms, was not a major underwriter of these products, having only been involved as an underwriter in 5 issues.  Further, Raymond James, took extraordinary steps to inform many of its clients of the potential for a failed auction by disclosing this information on the confirmations they received with their transactions.  Additionally, the firm segregated the securities on client statements and did not lead clients to believe they were cash or cash equivalents.  Raymond James did not issue research on ARS, and Raymond James employees were purchasing this product in January 2008 immediately preceding the collapse of the ARS market.

At the present time, the SEC has begun to take the testimony of certain individuals with additional testimony scheduled later this month and into June. They have not pursued the testimony of a number of individuals initially requested, and thus we anticipate that the taking of testimony will proceed for many months. Further, should one or more of these authorities believe that there is sufficient evidence to proceed against the Company, it is currently anticipated that the Company would vigorously contest such an action, and any such proceeding could easily take two years or more to resolve.

The company believes that it has good defenses to any prospective allegations ranging from the occurrence of the unforeseen, unprecedented damage done to the financial system, which gave rise to failed auctions, to various disclosures of the risks associated with the ownership of ARS. Since the failed auctions commenced in February 2007, the Company has made lines of credit available to clients at favorable rates, contacted and consulted with issuers to hasten refinancing and contacted government authorities to obtain assistance through government guarantees to restore liquidity for disadvantaged innocent investors.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Footnotes

Note 3 – Fair Value, page 10

3.
We note that the company utilizes a discounted cash flow analysis to determine which fair value indicator is more representative of fair value of the securities under the current market conditions.  Please tell us, and disclose in future filings, the fair value indicators that the company deemed to be most representative of fair value of these securities.

In most cases, (sixteen of twenty five securities), third party pricing service bid quotations based upon observable data was determined to be the most representative indication of fair value of these securities. For the remaining securities, the Company’s discounted cash flow analysis indicated third-party broker-dealer quotes as most representative and accordingly the Company gave correspondingly more weight to that indicator of fair value.

Note 6 – Bank Loans, Net, page 21

4.
We note that the company’s total allowance for loan losses as of March 31, 2009, increased to $141 million.  We also note that non-performing loans grew $79 million during the quarter to $143 million.  Please tell us the events that occurred in the second quarter leading to the increase in your loan loss provision and non-performing loans.  Also, for non-performing loans that were not reserved for, explain the basis for the determination these loans were recoverable.

During the quarter ended March 31, 2009, continued deterioration in the credit markets, a decline in commercial real estate values, and increased residential delinquencies led to the increase in non-performing loans, loan loss provision and allowance.

Corporate non-performing loans increased $61 million during the quarter, with one loan totaling 44 percent of the increase. This credit, a commercial real estate investment trust, was unable to finance currently maturing debt on individual properties during the quarter which led to the bank group, of which RJBank is a member, agreeing to the deferment of payments and ultimately the borrower’s bankruptcy filing.

Each of the new non-performing loans required additional loan loss provision and allowance during the quarter based upon the Company’s analysis of the individual credits. A significant contributing factor to the increased provision expense was a $26.8 million provision on one corporate loan, a different loan than noted in the previous paragraph, or 36 percent of the total expense for the quarter, due to the $28 million charge-off of this loan, which represented 70 percent of total charge-offs during the quarter. This loan was to a commercial real estate finance company that experienced severe asset quality deterioration which led RJBank to record the provision, charge-off and settle the debt during the quarter.

Residential and consumer non-performing loans increased $18 million requiring an additional provision and allowance during the quarter as a result of the general economic downturn including increased unemployment and slow residential real estate activity. Due to the recent increase in the level of non-performing residential loans and losses upon default in the residential portfolio, the Company increased the allowance for loan loss on the residential loan portfolio adding $8 million to the provision expense for the quarter and to the Company’s estimate of credit losses inherent in its residential portfolio at quarter end.

All non-performing loans have had reserves established based upon management’s analysis, performed to ensure the level of reserves are appropriate. The analysis, based upon credit factors appropriate for each individual loan, includes likely sources of repayment, collateral value and other factors affecting the borrower’s ability to repay the debt. Based upon the facts and circumstances included in these reviews, reserves are established for non-performing loans at an amount deemed appropriate.

5.
Refer to the last two paragraphs on page 23.  We note that commercial real estate evaluated under SFAS 114 are charged off to adjusted collateral value based upon current appraisals reduced by anticipated selling costs.  We also note that these appraisals are updated at least annually and more frequently in certain geographic areas or at management’s discretion.  Given the volatility of the current economic conditions, explain to us the circumstances where an annual evaluation would be sufficient in determining fair value.  In instances where it is based upon geographic area and at management’s discretion, tell us how you determine the frequency in the obtaining the appraisals to determine fair value.

Once a loan is identified as impaired it is considered to be a workout situation and management continually evaluates all factors relevant in determining the collectability and fair value of the loan. Appraisals are obtained early in the impairment process as part of determining fair value and updated as deemed necessary given the facts and circumstances of each individual situation. RJBank has six non-performing commercial real estate loans as of March 31, 2009, which has allowed management to closely monitor each problem loan. Certain factors such as guarantor recourse, additional borrower cash contributions or stable operations will mitigate the need for more frequent than annual appraisals. In its continuous evaluation of each individual loan, management considers more frequent appraisals in geographies where commercial property values are known to be experiencing a greater amount of volatility.

6.
We also note that residential loans, consumer loans secured by real estate, and other corporate loans are charged-off to updated collateral valuations adjusted for anticipated selling expenses.  Please clarify where appraisals are also obtained to value the collateral for your residential and consumer loans and the frequency in which these appraisals are obtained.  To the extent appraisals are not used, tell us how you value such collateral.

For residential and consumer loans, RJBank obtains updated valuations upon the loan becoming 90 days past-due and charge-offs are then taken, if necessary, to the value less  selling costs.  RJBank  predominantly uses broker price opinions (“BPO”) for these valuations as access to the property is restricted during the foreclosure process and there is insufficient data available for a full appraisal to be performed.  A full appraisal is obtained post-foreclosure and management has found that the BPO values are comparable and a good determinant for the market values of properties.  If a loan remains in pre-foreclosure status for more than six months, an updated valuation is obtained and further charge-offs are taken if necessary.

Note 15 – Regulations and Capital Requirements, page 37

7.
Refer to Footnote 1 on page 39.  We note that subsequent to filing the Company’s Form 10-K, the Company discovered that its wholly owned subsidiary, RJBank, had misinterpreted an instruction related to the calculation of RJBank’s risk weighted capital ratio.  As a result, under the bank regulatory framework, RJBank was “adequately capitalized” rather than “well capitalized” at September 30, 2008.  Upon discovery of the misinterpretation, the Company recalculated the ratio, determined the amount of additional capital that needed to be contributed and made a $30 million capital contribution to RJBank, an amount that would increase the bank’s September 30, 2008, total risk based capital ratio above the 10% level necessary to be considered “well capitalized”.  Please tell us, and expand your disclosure in your next quarterly filing to include, the impact that the “adequately capitalized” status would have had if the capital contribution was not made.  Also tell us when the error was discovered and the capital contribution was made.

Upon discovery of the capital calculation misinterpretation related to RJBank’s risk weighted capital ratio, the Company notified the Office of Thrift Supervision and filed an amended Thrift Financial Report as of September 30, 2008. One ramification of the amended Thrift Financial Report, in which RJBank was designated as “adequately capitalized”, not “well capitalized”, was an assessment of an additional $891,000 for the quarterly FDIC deposit insurance premium. The additional capital contribution made after discovery of the error had no impact on the amount of the additional premium as the premium was based on RJBank’s actual capitalization at September 30, 2008. A second ramification of not being designated well capitalized was that RJBank was accepting brokered deposits (deposits from certain of its broker-dealer affiliates) without the waiver required from the FDIC for adequately capitalized institutions to accept such deposits during the December 2008 quarter. RJBank could have been required to obtain a waiver or cease accepting brokered deposits had they not reestablished a well capitalized status. RJBank notified the FDIC of the circumstances involved and no adverse action was taken by the FDIC.

RJBank discovered the capital calculation misinterpretation on December 5, 2008. After verification of the amount and impact of the error, and notification of both RJBank’s and the Company’s Boards of Directors as well as RJBank’s regulators and independent auditors, the $30 million capital contribution that would have increased RJBank’s September 30, 2008 risk based capital ratio above the level necessary to be considered “well capitalized” was made by the Company on December 12, 2008.

If the Company had not made the contribution, RJBank would have remained in an adequately capitalized status versus a well capitalized status at December 31, 2008.  The impact of this had it occurred is discussed in the response to question #8 below.

8.
Also tell us what consideration was given to discussing the consequences the company will encounter if it were to achieve anything below the “well capitalized” level.  Tell us whether there are any restrictions or limitations on the company in continuing to provide capital to RJBank for it to maintain at the “well capitalized” level.

It is and has always been the Company’s intention to manage RJBank so that it exceeds the well capitalized risk-based capital standards. The Company has contributed $400 million during the last ten quarters to maintain RJBank’s well capitalized status while RJBank was experiencing rapid growth. As a result, the Company considers it unlikely that RJBank would experience anything other than well capitalized status. In the unlikely event of such occurrence, the consequences could include a requirement to obtain a waiver prior to accepting additional brokered deposits, and higher FDIC premiums, but would not have a significant impact on the operations of the Company.

The Company’s ability to provide additional capital to RJBank is limited by its own available liquidity.  From October 1, 2008 through May 15, 2009, the Company’s available liquidity has ranged from approximately $85 million to $300 million, consisting predominantly of the excess capital at the Company’s broker-dealer subsidiary, Raymond James & Associates, Inc that was available from time to time for dividends to the parent company.  In addition, the Company’s Board of Directors has approved filing a universal shelf registration statement which is expected to provide various backup alternatives for the Company to raise additional capital, if needed.

The Company does not currently expect that RJBank will need additional capital in the near term.  The Company has conducted its own “stress test” on RJBank, the results of which it has made publicly available (see Raymond James Financial, Inc.  Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, Item 5 Other Information, Regulation FD Disclosure and www.RaymondJames.com under  “Investor Relations” – “Presentations and Webcasts” – “UBS Analyst Conference Materials – View Presentation Slides” – Slides  37-41).  In the more severe stress test scenario, cumulative loan losses through March 31, 2011 are projected to total $459 million. The test showed that no additional capital infusions (subject to the timing of any losses) would be required to remain well-capitalized during that period.  In addition RJBank plans to manage its business so as to have a net reduction of its loan portfolio over the next 12 months, which in conjunction with anticipated net earnings, would provide a larger capital cushion.  Thus, RJBank’s future lending activity over that timeframe is not expected to create the need for additional capital.

Consequently, although the Company’s available liquidity enables it to make additional capital contributions as set forth above should the need arise, the Company is taking measures to have additional liquidity available, notwithstanding that it does not currently anticipate the need for additional capital contributions to RJBank.

*  *  *  *

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas A James
Thomas A. James
Chairman and Chief Executive Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716